Exhibit 4.3.1

CORE & MAIN HOLDINGS, LP

as Issuer

and

the Subsidiary Guarantors from time to time party to the Indenture

and

WILMINGTON TRUST, NATIONAL ASSOCIATION

as Trustee

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF SEPTEMBER 16, 2019

8.625%/9.375% Senior PIK Toggle Notes Due 2024

FIRST SUPPLEMENTAL INDENTURE, dated as of September 16, 2019 (this “Supplemental Indenture”), among CORE & MAIN HOLDINGS, LP, a limited partnership organized under the laws of the State of Delaware (and any successor in interest thereto, the “Company”), as issuer, the Subsidiary Guarantors from time to time party to the Indenture referred to below and WILMINGTON TRUST, NATIONAL ASSOCIATION, a national banking association, as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Company and the Trustee are party to an Indenture, dated as of September 16, 2019 (as amended, supplemented, waived or otherwise modified, the “Indenture”), relating to the issuance from time to time by the Company of Notes;

WHEREAS, Section 901(8) of the Indenture provides that the Company may provide for the issuance of Notes of any series as permitted by Section 301 therein;

WHEREAS, in connection with the issuance of the 2024 Notes (as defined herein), the Company has duly authorized the execution and delivery of this Supplemental Indenture to establish the forms and terms of the 2024 Notes as hereinafter described; and

WHEREAS, pursuant to Section 901 of the Indenture, the parties hereto are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the benefit of the Holders of the Notes as follows:

1. (a) Defined Terms.

As used herein:

(1) “Applicable Amount” shall be the amount equal to the sum (without duplication) of,

(i) (a) the maximum amount of all dividends and distributions which, as of the applicable Determination Date, would be permitted to be paid in cash to the Company for the purpose of paying Cash Interest by all direct and indirect Restricted Subsidiaries of the Company after giving effect to all corporate, shareholder or other comparable actions required in order to make such payment, requirements of applicable law and all restrictions on the ability to make such dividends or distributions which are otherwise permitted by Section 410 of the Indenture (including, without limitation, any restrictions and limitations in (1) the Senior Credit Facilities, the Opco Senior Notes, any agreement or instrument governing other Indebtedness of the Company and its Subsidiaries in existence on the Issue Date or any agreement that amends, modifies, renews, increases, decreases, supplements, refunds, replaces or refinances such Indebtedness or (2) any agreement or instrument governing Indebtedness Incurred by the Company or any Restricted Subsidiary thereof in compliance with Sections 407 and 410 of the Indenture) (provided, however, that only (x) the “general basket” exception, (y) the component of any “builder basket” exception that measures consolidated net income, retained excess cash flow or any other financial performance metric (or their functional equivalents) and (z) a “leverage ratio-based basket” exception in any such “restricted payments” covenant (or corresponding restriction or limitation) shall be included in calculating such maximum amount under this clause (i)(a), and all other exceptions and baskets shall be excluded in calculating such maximum amount under this clause (i)(a)), net of all fees, costs, taxes and expenses attributable solely to such dividend or distribution, if any, and, in each case, without regard to whether any such Restricted Subsidiary shall have any funds available to make any such dividends or distributions, less (b) $20.0 million (which amount under this clause (i) shall in no event be less than $0) and

(ii) (a) all cash and Cash Equivalents on hand at the Company as of such Determination Date (other than any cash and Cash Equivalents on hand at the Company which has been distributed to the Company and the distribution of which is conditioned upon such cash and Cash Equivalents being utilized for a purpose other than paying Cash Interest (including, without limitation, amounts permitted to be distributed to the Company solely for the purpose of making Permitted Payments pursuant to Sections 409(b)(viii)(B) and 409(b)(viii)(C) of the Indenture) and other than an amount necessary to pay any Parent Expenses (as defined in the Opco Senior Notes Indenture) of the Company and any Parent or IPO Vehicle as the result of restrictions on the ability to make such dividends or distributions provided such restrictions are otherwise permitted by Section 410 of the Indenture (including, without limitation, any restrictions and limitations in (1) the Senior Credit Facilities, the Opco Senior Notes, any agreement or instrument governing other Indebtedness of the Company and its Subsidiaries in existence on the Issue Date or any agreement that amends, modifies, renews, increases, decreases, supplements, refunds, replaces or refinances such Indebtedness or (2) any agreement or instrument governing Indebtedness Incurred by the Company or any Restricted Subsidiary thereof in compliance with Sections 407 and 410 of the Indenture)) less (b) $10.0 million (which amount under this clause (ii) shall in no event be less than $0); provided that there shall be excluded from this clause (ii) any net proceeds from the 2024 Notes issued on the Issue Date and any cash received by the Company from Opco pending the final application of such proceeds in connection with the Transactions and any cash and Cash Equivalents on hand to be used for payment of Cash Interest on the Interest Payment Date next succeeding such Determination Date.

(2) “Applicable Premium” means, with respect to a 2024 Note at any Redemption Date, the greater of (i) 1.00% of the principal amount of such 2024 Note and (ii) the excess of (A) the present value at such Redemption Date, calculated as of the date of the applicable redemption notice, of (1) the redemption price of such 2024 Note on September 15, 2020 (such redemption price being that described in Section 6(a)), plus (2) all required remaining scheduled Cash Interest payments due on such 2024 Note through such date (excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such 2024 Note on such Redemption Date. Calculation of the Applicable Premium will be made by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

(3) “Cash Exclusions” shall mean the amount equal to the sum (without duplication) of cash and Cash Equivalents (i) drawn and outstanding under the Senior ABL Facility and any other revolving, asset-based lending, working capital, overdraft or factoring facility, or subject to financing arrangements in connection therewith (including any cash sweep), (ii) held in, designated for or to be used in connection with management equity or incentive plans, (iii) to be used to pay outstanding checks, (iv) expected to be paid as interest on Indebtedness or Designated Preferred Stock of Restricted Subsidiaries of the Company during the period from the 50th calendar day preceding the relevant interest payment date until the subsequent interest payment date (including, without limitation, under the Senior Credit Facilities and the Opco Senior Notes Indenture), (v) that are Net Available Cash from Asset Dispositions, except to the extent that such Net Available Cash constitutes Declined Excess Proceeds, (vi) any amounts committed to be paid by the Company or any of its Restricted Subsidiaries in connection with any acquisition of assets (including Capital Stock), business or Person, or any merger or consolidation of any Person with or into the Company or any Restricted Subsidiary, or any other Investment or any capital expenditures, in each case that have not yet been paid and which are intended to be paid from cash and/or Cash Equivalents on hand, (vii) expected to be used to purchase, redeem or repay (or offered to purchase, redeem or repay) any amounts outstanding under any Indebtedness of the Company or any of its Restricted Subsidiaries pursuant to any “excess cash flow” sweep (as determined by the Company in good faith, which determination shall be conclusive) and (viii) in the case of cash and Cash Equivalents on hand at any Foreign Subsidiary, to the extent that repatriating any such cash and Cash Equivalents (x) would result in material adverse tax consequences to New Blocker, New Blocker Holdings, Blocker Holdings, Passthrough Holdings, Management Holdings, the Company or one of its Subsidiaries (or, at the election of the Company in connection with an initial public offering or other restructuring of the Company, any Parent or IPO Vehicle, the Company or any of its Subsidiaries) or (y) (1) could reasonably be expected to be prohibited or delayed by or violate or conflict with applicable local law, (2) is restricted by applicable organizational documents or any agreement, (3) subject to other organizational or administrative impediments from being repatriated to the United States or (4) conflicts with the fiduciary duties of the applicable directors, or results in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any applicable officer, director or manager (in the case of the foregoing clauses (x) and (y), as determined in good faith by the Company, which determination shall be conclusive); provided that, in the case of clause (y), the Company shall take commercially reasonable efforts to cause the applicable Foreign Subsidiary to take all actions reasonably required by the applicable local law, the applicable organizational documents or agreements, the applicable organizational impediments or other impediment to permit such repatriation.

(4) “Determination Date” shall mean, (i) with respect to the initial interest period commencing on the Issue Date, the Issue Date and (ii) with respect to each other interest period, the fifteenth calendar day immediately prior to the first day of the relevant interest period.

(5) “Treasury Rate” means, with respect to a Redemption Date, the weekly average yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the date of the applicable redemption notice (or, if such Statistical Release is no longer published or the relevant information does not appear thereon, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to September 15, 2020; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

(b) As used in this Supplemental Indenture, terms not otherwise defined herein and defined in the Indenture or in the preamble or recitals hereto are used herein as so defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

(c) Other Definitions:

Term	Defined in Section
“2024 Notes”	2
“Additional 2024 Notes”	5
“Cash Balance Threshold”	4(c)
“Cash Interest”	4(c)
“Cash/PIK Determination Provision”	4(c)
“Company”	Preamble
“Indenture”	Recitals
“Minimum Cash Balance”	4(c)
“PIK Interest”	4(b)
“PIK Notes”	4(b)
“Redemption Amount”	6(b)
“Redemption Price”	6(c)
“Regular Record Date”	4(a)
“Retest Date”	4(c)
“Retest Officer’s Certificate”	4(c)
“Supplemental Indenture”	Preamble

2. Title of Notes. There shall be a series of Notes of the Company designated the “8.625%/9.375% Senior PIK Toggle Notes due 2024” (the “2024 Notes”).

3. Maturity Date. The final Stated Maturity of the 2024 Notes shall be September 15, 2024.

4. Interest and Interest Rates. (a) Interest on the Outstanding principal amount of 2024 Notes will accrue at the applicable rate per annum specified in Section 4(h) below and will be payable semi-annually in arrears on March 15 and September 15 in each year, commencing on March 15, 2020, to holders of record on the immediately preceding March 1 and September 1, respectively (each such March 1 and September 1, a “Regular Record Date”). Interest on the 2024 Notes will accrue from the most recent date to which interest has been paid or provided for or, if no interest has been paid, from September 16, 2019, except that interest on any Additional 2024 Notes (as defined below) issued on or after the first Interest Payment Date will accrue (or will be deemed to have accrued) from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid on such Additional 2024 Notes, from the Interest

Payment Date immediately preceding the date of issuance of such Additional 2024 Notes (or if the date of issuance of such Additional 2024 Notes is an Interest Payment Date, from such date of issuance); provided that if any 2024 Note issued in exchange therefor is surrendered for exchange on or after a Regular Record Date for an Interest Payment Date that will occur on or after the date of such exchange, interest on such Note received in exchange thereof will accrue from such Interest Payment Date.

(b) If the Company is entitled to pay PIK Interest (as defined herein) in respect of the 2024 Notes as set forth in Section 4(c), the Company may elect as described below to either increase the Outstanding principal amount of the 2024 Notes or issue new Notes (the “PIK Notes”) under the Indenture having the same terms as the 2024 Notes representing the amount of such interest (in each case, “PIK Interest”).

(c) Except as provided in this Section 4(c) and the definition of “Applicable Amount” (the “Cash/PIK Determination Provision”), interest on the 2024 Notes shall be payable entirely in cash (such interest, “Cash Interest”) on the then Outstanding principal amount of the 2024 Notes, including the initial interest period following the Issue Date. For any interest period after the initial interest period (other than the final interest period ending on the date of the Stated Maturity of the 2024 Notes), if the Applicable Amount (as defined herein) as determined by the Company on the Determination Date for such interest period shall:

(i) equal or exceed 75.0%, but be less than 100.0%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Company may, at its option, elect to pay interest on (a) up to 25.0% of the then Outstanding principal amount of the 2024 Notes as PIK Interest and (b) the remaining then Outstanding principal amount of the 2024 Notes in cash;

(ii) equal or exceed 50.0%, but be less than 75.0%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Company may, at its option, elect to pay interest on (a) up to 50.0% of the then Outstanding principal amount of the 2024 Notes as PIK Interest and (b) the remaining then Outstanding principal amount of the 2024 Notes in cash;

(iii) equal or exceed 25.0%, but be less than 50.0%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Company may, at its option, elect to pay interest on (a) up to 75.0% of the then Outstanding principal amount of the 2024 Notes as PIK Interest and (b) the remaining then Outstanding principal amount of the 2024 Notes in cash; or

(iv) be less than 25.0% of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Company may, at its option, elect to pay interest on (a) up to 100.0% of the then Outstanding principal amount of the 2024 Notes as PIK Interest and (b) the remaining, if any, then Outstanding principal amount of the 2024 Notes in cash;

provided that for any interest period after the initial interest period (other than in respect of the final interest period ending on the date of the Stated Maturity of the 2024 Notes) (x) if the Company and its Restricted Subsidiaries have an aggregate average daily balance of cash and Cash Equivalents (excluding any Cash Exclusions) for the period starting on the 50th calendar day preceding the relevant Interest Payment Date and ending on the 20th calendar day preceding such Interest Payment Date (the “Minimum Cash Balance”) that is less than the greater of $15.0 million and 5.00% of Four Quarter Consolidated EBITDA (such amount, the “Cash Balance Threshold”), determined on a pro forma basis to give effect to the payment of any Cash Interest payable under the 2024 Notes on such Interest Payment Date as if such payment had been made at the beginning of such period, then the Company shall be permitted, at its option, to elect to pay PIK Interest on the 2024 Notes in such amount so that the Minimum Cash Balance would be no less than the Cash Balance Threshold, determined on the same basis, and (y) if (1) the amount of the Applicable Amount has been increased by an amount available under (A) a clause of a “general basket” exception calculated by reference to consolidated tangible assets in excess of the amount available under the clause of such exception calculated by reference to a fixed dollar amount, (B) the component of any “builder basket” exception that measures consolidated net income, retained excess cash flow or any other financial performance metric (or their functional equivalents) or (C) a “leverage ratio-based basket” exception (in each case, of the “restricted payments” covenant (or corresponding restriction or limitation) of the Senior Credit Facilities, the Opco Senior Notes, any other Indebtedness of the Company and its Subsidiaries in existence on the Issue Date or any agreement that amends, modifies, renews, increases, decreases, supplements, refunds, replaces or refinances such Indebtedness or any Indebtedness Incurred by the Company or any Restricted Subsidiary thereof in compliance with Section 407 of the Indenture) and (2) on the date that is 30 days prior to a relevant Interest Payment Date (the “Retest Date”) the amount of availability under any such exception is no longer available to as great an extent as it was on the relevant Determination Date as the result of a decrease in consolidated net income, retained excess cash flow, consolidated tangible assets or cash and cash equivalents or an increase in indebtedness or consolidated interest expense (in each case, as such terms may be defined under the applicable agreement governing such Indebtedness) since such Determination Date, then the Applicable Amount in respect of such interest period shall be reduced by a corresponding amount as if the Retest Date was the relevant Determination Date. In such circumstances described in the immediately preceding proviso, the Company shall deliver an Officer’s Certificate to the Trustee (upon which the Trustee may absolutely and conclusively rely) prior to the Regular Record Date for the relevant Interest Payment Date, which Officer’s Certificate shall set forth in reasonable detail the Company’s determination of such pro forma calculation or retested calculation (any such Officer’s Certificate, a “Retest Officer’s Certificate”). Upon receipt from the Company, the Trustee shall promptly deliver a notice from the Company to the Holders concerning the updated amount of interest to be paid on the relevant Interest Payment Date following such pro forma calculation or retested calculation.

(d) Except as provided in the Cash/PIK Determination Provision, the insufficiency or lack of funds available to the Company to pay Cash Interest as required by the Cash/PIK Determination Provision shall not entitle the Company to pay PIK Interest in respect of any interest period and the sole right of the Company to elect to pay PIK Interest shall be as (and to the extent) provided in the Cash/PIK Determination Provision.

(e) If interest on the 2024 Notes with respect to an interest period will not be paid entirely in cash, the Applicable Amount shall be calculated by the Company and shall be set forth in an Officer’s Certificate delivered to the Trustee not less than five Business Days prior to the first day of the relevant interest period in which it is to be applied, which Officer’s Certificate shall set forth in reasonable detail the Company’s determination of each component of the Applicable Amount and in the case of clause (i)(a) thereof identifying in reasonable detail the applicable restriction(s) and the maximum amount of funds which may be paid after giving effect to such restriction (and directing the Trustee or Note Registrar, as applicable, to increase the principal amount on its books and records to reflect any PIK Interest). To the extent the Company is required pursuant to the Cash/PIK Determination Provision to pay Cash Interest for all or any portion of the interest due on any Interest Payment Date, the Company shall and shall cause each of its Restricted Subsidiaries to take all such shareholder, corporate and other actions necessary or appropriate to permit the making of any such dividends or distribution, provided that any such shareholder, corporate and other actions would not violate applicable law or cause a breach of any applicable contract.

(f) In the event that the Company shall determine to pay PIK Interest for any interest period, then the Company shall deliver a notice to the Trustee following the Determination Date but not less than five Business Days prior to the commencement of the relevant interest period, which notice shall state the total amount of interest to be paid on such Interest Payment Date and the amount of such interest to be paid as PIK Interest. Upon receipt, the Trustee shall deliver any such notice from the Company to the Holders. If the Company does not deliver such notice to the Trustee with respect to any interest period on or prior to the date that is five Business Days prior to the commencement of such interest period, then the Company shall be deemed to have elected to pay interest entirely in cash (to the extent the Company is required pursuant to the proviso to the Cash/PIK Determination Provision to pay Cash Interest for all or any portion of the interest due on such Interest Payment Date). Interest for the first semiannual interest period commencing on the Issue Date and the last interest period ending at the Stated Maturity of the Notes shall be payable entirely in cash.

(g) Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of 2024 Notes pursuant to Article X of the Indenture or in connection with any repurchase of 2024 Notes pursuant to Sections 411 or 415 of the Indenture shall be made solely in cash.

(h) Cash Interest on the 2024 Notes will accrue at a rate of 8.625% per annum and be payable in cash. PIK Interest on the 2024 Notes, if any, will accrue at a rate of 9.375% per annum. If the Company pays a portion of the interest on the 2024 Notes as Cash Interest and a portion of the interest on the 2024 Notes as PIK Interest, such Cash Interest and PIK Interest shall be paid to Holders pro rata in accordance with their interests. Following an increase in the principal amount of the Outstanding 2024 Notes as a result of a payment of PIK Interest, the 2024 Notes shall accrue interest on such increased principal amount from and after the related Interest Payment Date of such PIK Interest. On the Interest Payment Date for a payment of PIK Interest, the principal amount of each 2024 Note shall be increased by the amount of the PIK Interest payable, rounded up to the nearest $1.00 (as provided in any corresponding notice or Officer’s Certificate (or, if a Retest Officer’s Certificate has previously been delivered to the Trustee for the relevant interest period, as set forth in such Retest Officer’s Certificate), as applicable, previously delivered to the Trustee with respect to the amount of the PIK Interest payable for the relevant interest period, and in the case of Global Notes, such notice or Officer’s Certificate (or, if applicable, such Retest Officer’s Certificate), as applicable, shall act as a direction to the Note Registrar to update its books and records on the relevant Interest Payment Date), for the relevant semiannual interest period on the principal amount of such 2024 Note as of the relevant Regular Record Date for such Interest Payment Date, to the credit of the Holders on such Regular Record Date, pro rata in accordance with their interests, automatically without any further action by any Person.

In the case of the Global Notes, such increase in principal amount shall be recorded in the Note Registrar’s books and records and in the schedule to the Global Notes in accordance with the Indenture. In the case of 2024 Notes that are Physical Notes, PIK Interest shall be payable through the issuance by the Company of a PIK Note or PIK Notes having a principal amount equal to the amount of the PIK Interest payable for the relevant semiannual interest period, in accordance with the procedures set forth in the Indenture and upon delivery of any items required thereunder.

Interest that is paid in the form of PIK Interest shall be considered paid or duly provided for, for all purposes of the Indenture, and shall not be considered overdue. References herein and in the Indenture to the “principal amount” of the 2024 Notes shall include increases in the principal amount of the Outstanding 2024 Notes as a result of any PIK Interest.

5. No Limitation on Aggregate Principal Amount. The aggregate principal amount of 2024 Notes that may be authenticated and delivered and Outstanding under the Indenture is not limited. The aggregate principal amount of the 2024 Notes issued hereunder and under the Indenture shall initially be $300.0 million, subject to any provision providing for issuances of PIK Notes or increases in principal amount of 2024 Notes resulting from any payment of PIK Interest. Subject to Section 407 of the Indenture, the Company may from time to time, without the consent of the Holders, create and issue Additional Notes having the same terms and conditions as the 2024 Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon. Additional Notes issued in this manner will be consolidated with, and will form a single series with, the 2024 Notes (any such Additional Notes, “Additional 2024 Notes”), unless otherwise specified for Additional Notes in an applicable Notes Supplemental Indenture, or otherwise designated by the Company, as contemplated by Section 301 of the Indenture.

6. Redemption. The 2024 Notes will be redeemable, at the Company’s option, at any time prior to maturity in accordance with the provisions of this Section 6.

(a) The 2024 Notes will be redeemable, at the Company’s option, in whole or in part, at any time and from time to time on and after September 15, 2020 and prior to maturity at the applicable redemption price set forth below. The 2024 Notes will be so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to but not including the relevant Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the Redemption Date pursuant to Section 307 of the Indenture), if redeemed during the 12-month period commencing on September 15 of the years set forth below:

Redemption Period	Price
2020	102.000%
2021	101.000%
2022 and thereafter	100.000%

(b) In addition, at any time and from time to time prior to September 15, 2020, the Company at its option may redeem the 2024 Notes, in whole or in part, with funds in an equal aggregate amount (the “Redemption Amount”) not exceeding the aggregate proceeds of one or more Equity Offerings, at a redemption price (expressed as a percentage of principal amount thereof) of 102.000%, plus accrued and unpaid interest, if any, to but not including the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the Redemption Date pursuant to Section 307 of the Indenture). Any amount payable pursuant to this Section 6(b) may be funded from any source (including amounts in excess of the Redemption Amount). Any notice of any such redemption may be given prior to the completion of the related Equity Offering, but in no event may be given more than 180 days after the completion of the related Equity Offering.

(c) At any time prior to September 15, 2020, the 2024 Notes may also be redeemed in whole or in part, at the Company’s option, at a price (the “Redemption Price”) equal to 100.0% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but not including the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the Redemption Date pursuant to Section 307 of the Indenture).

(d) Notwithstanding clauses (a), (b) and (c) of this Section 6, in connection with any tender for all of any series of the 2024 Notes (including pursuant to an Offer), if Holders of not less than 90.0% in the aggregate principal amount of the outstanding 2024 Notes of such series (including the principal amount of any Additional 2024 Notes, or any other Additional Notes of the same series as the 2024 Notes) validly tender and do not withdraw such Notes in such tender offer and the Company, or any other Person making such tender offer, purchases all of the 2024 Notes of such series (including any Additional 2024 Notes, or any other Additional Notes of the same series as the 2024 Notes) validly tendered and not withdrawn by such Holders, the Company will have the right, upon notice given not more than 30 days following such purchase pursuant to such tender offer, to redeem all of the 2024 Notes (including any Additional 2024 Notes, or any other Additional Notes of the same series as the 2024 Notes) of such series that remain outstanding following such purchase at a price in cash equal to the price offered to each Holder in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the Redemption Date).

(e) Any redemption of Notes pursuant to this Section 6 may be made upon notice sent electronically to each Holder’s registered address in accordance with Section 1005 of the Indenture, and, if applicable, the Company should notify the Trustee of such Redemption Date, and the principal amount of Notes to be redeemed in accordance with Section 1003 of the Indenture. The Company may provide in any redemption notice that payment of the redemption price and the performance of the Company’s obligations with respect to such redemption may be performed by another Person.

(f) Any redemption of Notes pursuant to this Section 6 (including in connection with an Equity Offering, a Change of Control, other transaction or event or otherwise) or notice thereof may, at the Company’s discretion, be subject to the satisfaction (or, waiver by the Company in its sole discretion) of one or more conditions precedent, which may include consummation of any related Equity Offering or the completion or occurrence of a Change of Control, Asset Disposition or other transaction or event, as the case may be. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice may state that, in the Company’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Company in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been (or, in the Company’s sole determination, may not be) satisfied (or waived by the Company in its sole discretion) by the Redemption Date, or by the Redemption Date so delayed. The Company, the CD&R Investors and their respective Affiliates may acquire the Notes whether by tender offer, open market purchases, negotiated transactions or otherwise.

7. [Reserved].

8. Form. The 2024 Notes shall be issued substantially in the form set forth, or referenced, in Article II of the Indenture, and Exhibit A attached to the Indenture, in each case as provided for in Section 201 of the Indenture (as such form may be modified in accordance with Section 301 of the Indenture).

9. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE TRUSTEE, THE COMPANY, ANY OTHER OBLIGOR IN RESPECT OF THE NOTES AND (BY THEIR ACCEPTANCE OF THE NOTES) THE HOLDERS AGREE TO SUBMIT TO THE JURISDICTION OF ANY UNITED STATES FEDERAL OR STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.

10. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or as to the accuracy of the recitals to this Supplemental Indenture.

11. Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

12. Headings. The section headings herein are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CORE & MAIN HOLDINGS, LP

By:	/s/ Mark R. Witkowski
Name: Mark R. Witkowski
Title: Vice President and Chief
Financial Officer

[Signature Page to Core & Main Holdings, LP – First Supplemental Indenture]

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Joseph P. O’Donnell
Name: Joseph P. O’Donnell
Title: Vice President

[Signature Page to Core & Main Holdings, LP – First Supplemental Indenture]